Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Origo Acquisition Corporation on Amendment No. 2 to Form S-4, File No. 333-221527, of our report dated January 30, 2018, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Orio Acquisition Corporation as of November 30, 2017 and 2016 and for the years ended November 31, 2017 and 2016, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 1, 2018